FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20509

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For November 28, 2002

CHAI-NA-TA CORP.

5965 205A Street

Langley, British Columbia

V3A 8C4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F – [X]     Form 40-F – [  ]

REPORT

This Form 6-K consists of:

•

Our news release dated November 28, 2002, titled “Chai-Na-Ta Reports 2002 Third Quarter Results”

•

Our MD&A for the 2002 Q3 Financial Statements.

•

Our 2002 Q3 Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Wilman Wong

Chief Financial Officer/Corporate Secretary

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2002 Third Quarter Results

LANGLEY, BRITISH COLUMBIA - November 28, 2002-Chai-Na-Ta Corp. (TSX: "CC"; OTCBB: "CCCFF") today reported its financial results for the third quarter ended September 30, 2002.

Revenue fell to $3.8 million in the 2002 third quarter from $4.4 million in the comparable 2001 period. The net loss in the three months ended September 30, 2002 increased to $249,000 ($0.02 per share) from 217,000 ($0.02 per share) in the prior year period.

During the first nine months of 2002, revenue rose to $12.7 million from $12.2 million in the nine months ended September 30, 2001. The net loss was $350,000 in the 2002 period ($0.02 per share) compared to a net loss of $312,000 ($0.02 per share) in the first nine months of 2001.

The Company recorded a negative gross margin of 1% in the 2002 third quarter compared to a gross profit margin of 10% in the three months ended September 30, 2001. The gross margin was 5% for the first nine months of 2002 compared to 18% in the comparable 2001 period. The decline was due mainly to rust, which reduced the price of lower grade root from the 2001 British Columbia harvest. Rust is primarily an aesthetic problem that influences prices.

"We began our 2002 fall harvest in October, and we anticipate a good crop in British Columbia with only minor yield loss in Ontario, due to an unprecedented series of frosts in mid-May that affected the entire industry," said William Zen, Chairman and Chief Executive Officer. “We expect that ginseng root prices will trend upward over the next couple of years.”

“With 1,283 acres currently under cultivation, Chai-Na-Ta remains the market leader in ginseng farming. We intend to continue to demonstrate our ability to reduce costs, increase efficiency and maximize production through a balanced planting strategy in Ontario and British Columbia that will enhance the growth and stability of our business,” Mr. Zen added. "Moreover, we are on track to achieve our forecast of near breakeven results in 2002 and a return to profitability in 2003.”

Selling, general and administrative expenses decreased to $345,000 (9% of revenue) in the 2002 third quarter from $643,000 (15% of revenue) in the same period last year. During the nine months ended September 30, 2002, SG&A fell to $1.3 million (10% of revenue) from $2.3 million (19% of revenue) in the comparable 2001 period.

Interest and financing charges for the nine months ended September 30, 2002 were about 85% lower than in the same period last year, as bank borrowings declined due to cash flow improvement.

The Company's net cash position at September 30, 2002 rose sharply to $1.4 million from $437,000 as at December 31, 2001, largely reflecting net proceeds from the disposition of subsidiaries, together with revenue in excess of short-term borrowings repayment and operating costs.

Chai-Na-Ta Corp., based in Langley, British Columbia, is the world's largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed extract powder for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company's expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company's ongoing research programs, general business conditions, and other risks as outlined in the Company's periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 533-8883 or Toll Free: 1-800-406-7668

(604) 533-8891  (FAX)

E-mail: info@chainata.com

Website: www.chainata.com

Management’s Discussion and Analysis

FOR THE NINE-MONTH PERIOD ENDING SEPTEMBER 30, 2002

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto. Amounts are expressed in Canadian dollars, unless otherwise specified.

Operating Results

For the three months ended September 30, 2002, revenue decreased 13% to $3.8 million from $4.4 million for the same period last year. However, for the nine months ended September 30, 2002, revenue increased 4% to $12.7 million from $12.2 million for the same period last year. Over 90% of the 2001 harvest root were sold as at September 30, 2002.

The Company recorded a negative gross margin of 1% in the third quarter of 2002 compared to a gross profit margin of 10% in the third quarter of 2001. For the nine months ended September 30, 2002 the Company recorded a gross margin of 5%, as compared to a gross margin of 18% for the nine months ended September 30, 2001. The percentage decline in gross margin is mainly due to the 2001 harvest in British Columbia being hard hit by rust that reduced the prices of lower grade root.

For the three months ended September 30, 2002, selling, general and administrative expenses were $0.3 million, or 9% of revenue, compared to $0.6 million, or 15% of revenue, for the same period last year. Continuous effort has been made to keep expenses to a minimum. As a result, selling, general and administrative expenses were $1.3 million, or 10% of revenue for the nine months ended September 30, 2002, compared to $2.3 million, or 19% of revenue for the same period last year.

Interest and financing charges for the nine months ended September 30, 2002 were about 85% lower than that for the same period last year. The decline is directly related to the reduction in bank borrowings as a result of cash flow improvement.

Other income for the nine months ended September 30, 2002 included a gain of $0.02 million on the disposition of subsidiaries, interest income, foreign exchange gain and other miscellaneous items.

The net loss was $0.2 million ($0.02 per share) and $0.4 million ($0.02 per share) for the three months and nine months ended September 30, 2002, respectively. In comparison, net loss was $0.2 million ($0.02 per share) and $0.3 million ($0.02 per share) for the corresponding period last year.

Financial Position and Liquidity

The cash surplus from operations was $0.4 million for the three months ended September 30, 2002, compared to a surplus of $1.4 million for the same period in 2001. The cash surplus from operations was $4.5 million for the nine months ended September 30, 2002, compared to a surplus of $4.1 million for the same period in 2001.

The Company’s cash and cash equivalents balance as at September 30, 2002 was $1.4 million, compared to a balance of $1.8 million as at September 30, 2001.

The Company’s net cash position as at September 30, 2002 was $1.4 million, compared to $0.4 million as at December 31, 2001. This increase of $1 million was mainly due to the net proceeds on the disposition of subsidiaries and the excess of revenue over the repayments of short-term borrowings and payments of operating activities.

The working capital position of the Company as at September 30, 2002 was a surplus of $5.4 million, compared to a surplus of $10.0 million as at December 31, 2001. The reduction was mainly used to finance the increase in non-current ginseng crops.

Current and non-current crop costs totaled $25.0 million at September 30, 2002, an increase of $5.2 million during the nine months ended September 30, 2002 as compared to $19.8 million at December 31, 2001.

Risks and Uncertainties

The Company has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company’s fiscal 2001 Management’s Discussion and Analysis.

Outlook

With 1,283 acres currently under cultivation, the Company remains the market leader in ginseng farming and will continue its target of reducing costs, increasing efficiency and maximizing production. The Company will also continue its balanced planting strategy in both Ontario and British Columbia growing regions and believes this will enhance the growth and stability of its business.

Forward-Looking Statements

As a cautionary note, this MD&A contains forward-looking statements that reflect the Company's expectations regarding future events. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, by reasons of factors such as future changes in root prices.

CHAI-NA-TA CORP.
Consolidated Balance Sheets

	September 30	December 31
In thousands of	2002	2001
Canadian dollars	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,439	2,087
Accounts receivable	69	241
Inventory	639	10,746
Ginseng crops	8,103	8,099
Prepaid expenses and other assets	105	147
	10,355	21,320
Ginseng crops	16,941	11,713
Capital assets	6,671	8,095
	33,967	41,128

LIABILITIES
Current liabilities
Line of credit	-	1,650
Short-term borrowings	3,592	6,424
Accounts payable and accrued liabilities	1,118	1,304
Customer deposits	-	1,356
Current portion of long-term debt	216	573
	4,926	11,307
Long-term debt	30	147
Other liabilities	-	-
Capital due to co-venturer	-	-
Future income taxes	1,191	1,462
	6,147	12,916
SHAREHOLDERS' EQUITY
Share capital	38,200	38,200
Equity component of convertible
debt and warrants	-	-
Cumulative translation adjustments	(99)	(57)
Deficit	(10,281)	(9,931)
	27,820	28,212
	33,967	41,128
On behalf of the Board:

"William Zen"	"Steven Hsieh"

William Zen	Steven T.M. Hsieh
Director	Director

CHAI-NA-TA CORP.
Consolidated Statements of Deficit

Unaudited	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2002	2001	2002	2001
	$	$	$	$
Balance, beginning of period	(10,032)	(7,869)	(9,931)	(7,774)

Net loss for the period	(249)	(217)	(350)	(312)
Balance, end of period	(10,281)	(8,086)	(10,281)	(8,086)

CHAI-NA-TA CORP.
Consolidated Statements of Operations

Unaudited	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2002	2001	2002	2001
	$	$	$	$
Revenue	3,835	4,429	12,689	12,225
Cost of goods sold	3,860	3,988	12,086	10,082
	(25)	441	603	2,143

Selling, general, and
administrative expenses	345	643	1,278	2,314
Interest on short-term debt	7	22	20	131
	352	665	1,298	2,445
Operating loss	(377)	(224)	(695)	(302)

Other income (loss)	38	7	74	(10)
Non-controlling interests	-	-	-	-
Loss before taxes	(339)	(217)	(621)	(312)
Provision for income taxes	90	-	271	-

NET LOSS FOR THE PERIOD	(249)	(217)	(350)	(312)

Basic loss per share	($0.02)	($0.02)	($0.02)	($0.02)
Fully diluted loss per share	($0.02)	($0.02)	($0.02)	($0.02)

Weighted average number of shares used to calculate basic loss per share	14,264,508	14,264,508	14,264,508	14,264,508

Weighted average number of shares used to calculate fully diluted loss per share	14,264,508	14,264,508	14,264,508	14,264,508

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows

Unaudited	Three months ended		Nine months ended
in thousand of	September 30	September 30	September 30	September 30
Canadian dollars	2002	2001		2001
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(249)	(217)	(350)	(312)

Items not affecting cash
Depreciation and amortization	19	13	58	60
Gain on disposition of subsidiaries (Note 6)	-	-	(20)	-
Future income taxes	(90)	-	(271)	-
Net loss after items not affecting cash	(320)	(204)	(583)	(252)

Changes in non-cash operating assets
and liabilities (Note 4)	2,709	4,093	9,161	9,191
Changes in non-current cash crop costs	(2,008)	(2,453)	(4,076)	(4,805)
	381	1,436	4,502	4,134
FINANCING ACTIVITIES
Line of credit	-	(540)	(1,650)	(390)
Short-term borrowings	-	451	(2,982)	682
Repayment of long term debt	(33)	16	(474)	(2,857)
	(33)	(73)	(5,106)	(2,565)
INVESTING ACTIVITIES
Net proceeds from disposition of subsidiaries (Note 6)	-	-	459	-
Purchase of capital assets, net	(70)	(250)	(480)	(411)
	(70)	(250)	(21)	(411)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	6	8	(23)	11
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	284	1,121	(648)	1,169

CASH AND CASH EQUIVALENTS
BEGINNING OF THE PERIOD	1,155	657	2,087	609
CASH AND CASH EQUIVALENTS
END OF THE PERIOD	1,439	1,778	1,439	1,778
Represented by:
Cash	1,079	1,518	1,079	1,518
Term deposits	360	260	360	260
	1,439	1,778	1,439	1,778

CHAI-NA-TA CORP.

Notes to the Interim Consolidated Financial Statements

1.  Summary of significant accounting policies

a)

Interim financial statements

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants’ (“CICA”) recommendations for the preparation of interim financial statements. Certain information and note disclosures normally included in the Company’s annual consolidated financial statements are not presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2001.  These interim consolidated financial statements are not necessarily indicative of the results to be expected for the year ending December 31, 2002.

b)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies.  Actual results may differ from those estimates.

c)

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements except for the changes in accounting principles for the valuation of goodwill and other intangible assets and stock-based compensation described below.

Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted, on  a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) with respect to the valuation of goodwill and other intangible assets.  Under the new recommendations, goodwill and intangible assets with an indefinite life will no longer be amortized, but will be tested for impairment at least on an annual basis.  Intangible assets with definite lives will continue to be amortized over their useful lives and tested for impairment when conditions indicate the carrying value may not be recoverable in its entirety.  For the nine-month and three-month periods ended September 30, 2002, application of the new recommendations had no impact on net income.

Stock-based compensation

The Company has adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments effective January 1, 2002.  This section establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires application of specified accounting methods to direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  If an alternative other than the fair value based method is used, pro-forma fair value based information must be disclosed.

The Company does not have any plans which result in the direct award of stock, stock appreciation rights and awards that call for settlement in cash or other assets and will continue to use the intrinsic value based method to account for stock based transactions with employees.  For the nine-month and three-month period ended September 30, 2002, the Company’s net income and loss per share would not have been significantly impacted had compensation cost for the Company’s stock-based compensation plan been determined under the fair value based method of accounting.  The Company has not included those options outstanding at the date of adoption in its assessment of the pro-forma impact of adopting this standard.

2.

Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options and share purchase warrants.

	Net loss	Number of shares
Unaudited	in thousands	in thousands	Loss
Three months ended	(numerator)	(denominator)	per share
	$		$
September 30, 2002
Basic	(249)	14,265	(0.02)
Effect of common share equivalents	-	-	-
Diluted	(249)	14,265	(0.02)

September 30, 2001
Basic	(217)	14,265	(0.02)
Effect of common share equivalents	-	-	-
Diluted	(217)	14,265	(0.02)

	Net loss	Number of shares
Unaudited	in thousands	in thousands	Loss
Nine months ended	(numerator)	(denominator)	per share
	$		$
September 30, 2002
Basic	(350)	14,265	(0.02)
Effect of common share equivalents	-	-	-
Diluted	(350)	14,265	(0.02)

September 30, 2001
Basic	(312)	14,265	(0.02)
Effect of common share equivalents	-	-	-
Diluted	(312)	14,265	(0.02)

At September 30, 2002 there were 20,399,149 convertible preferred shares and 10,000 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because the effects would have been anti-dilutive.

3. Share capital

Unaudited	Number of
In thousands	Shares	Amount
		$
Common Shares
As at December 31, 2001 and September 30, 2002	14,265	24,321

Preferred Shares
As at December 31, 2001 and September 30, 2002	20,399	13,879
		38,200

4. Changes in non-cash operating items

Unaudited	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2002	2001
	$	$
Accounts receivable	(17)	189
Inventory	3,749	3,962
Ginseng crops	(514)	(220)
Prepaid expenses and other assets	4	22
Accounts payable	(5)	140
Customer deposits	(508)	-
	2,709	4,093

Unaudited	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2002	2001
Accounts receivable	169	173
Inventory	10,066	9,885
Ginseng crops	388	(985)
Prepaid expenses and other assets	34	118
Accounts payable	(140)	-
Customer deposits	(1,356)	-
	9,161	9,191

5. Reconciliation of earnings to U.S. GAAP

Unaudited	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2002	2001
	$	$
Net loss under Canadian GAAP	(249)	(217)
Adjustments to reflect GAAP differences:
Accounting for interest	44	403
Financial instruments	38	43
Net income (loss) per US GAAP	(167)	229
Basic earnings (loss) per share - US GAAP	($0.01)	$0.02
Fully diluted earnings (loss) per share - US GAAP	($0.01)	$0.01

Unaudited	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2002	2001
	$	$
Net loss under Canadian GAAP	(350)	(312)
Adjustments to reflect GAAP differences:
Accounting for interest	705	841
Financial instruments	106	108
Net income per US GAAP	461	637
Basic earnings per share - US GAAP	$0.03	$0.04
Fully diluted earnings per share - US GAAP	$0.01	$0.02

Basic earnings per share were diluted by the outstanding convertible preferred shares and stock options as at September 30, 2002, except where such a dilution would be anti-dilutive.

6. Disposition of subsidiaries

During the quarter ended June 30, 2002, the Company disposed of its subsidiary CNT International Wellness Pharmaceutical Limited, including its subsidiary Wuxi CNT Wellness Health Products Technology Ltd., for net cash proceeds of $459,000. The disposition resulted in a gain of $20,000, which is included in Other Income/(Loss) in the Consolidated Statements of Operations.